TEAM SPORTS ENTERTAINMENT, INC.
                        13801 Reese Blvd West, Suite 150
                             Huntersville, NC 28078



May 23, 2002

Attention:  Richard K. Wulff
United States Securities and Exchange Commission
Washington, DC  20549

Re:      Team Sports Entertainment, Inc.
         Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-66678) Filed on August 3, 2001

Dear Mr. Wulff:

Team Sports Entertainment, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-66678), together with all exhibits (the "Registration Statement") filed with the Commission on August 3, 2001, pursuant to Rule 477 under the Securities Act of 1933, as amended.

No securities were sold in connection with the offering contemplated by the Registration Statement.

The Registration Statement has not been declared effective by the Commission.

The intent of the Registration Statement was to register 28,977,000 shares of the Company's Common Stock, par value $.0001 which had previously been issued to Selling Shareholders together with related warrants for the purchase of 14,488,500 shares of the Company's Common Stock, par value $.0001. It was the position of the Commission that the Company was not eligible to use Form S-3 for this registration and that Form SB-2 should be used. Accordingly, the Company has filed this request for withdrawal of its Registration Statement on Form S-3.

                                               Sincerely,

                                               TEAM SPORTS ENTERTAINMENT, INC.



                                               /s/ William G. Miller
                                               William G. Miller, CEO